Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

The following summary describes our common stock and the material provisions of our Amended and Restated Certificate of Incorporation, as amended, our Amended and Restated Bylaws, and the Delaware General Corporation Law (the “DGCL”). Because the following is only a summary, it does not contain all of the information that may be important to you.

For a complete description, you should refer to our certificate of incorporation, bylaws and the DGCL. We encourage you to read those documents carefully.

Authorized Capital Stock

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Generally, in matters other than the election of directors, the affirmative vote of a majority of the votes cast authorizes such an action, except where the DGCL, our certificate of incorporation or our bylaws prescribe a different percentage of votes or a different exercise of voting power. For the election of directors, directors are elected by a plurality of the votes cast. Holders of our common stock are entitled to receive, as, when and if declared by our board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes, subject to any preferential dividend or other rights of any then outstanding preferred stock.

Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. All outstanding shares of our common stock are fully paid and non-assessable.

Subject to the rights of holders of preferred stock, if any, in the event of any liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, after payment or provision for payment of our debts and any other payments required by law and amounts payable upon shares of preferred stock ranking senior to the shares of common stock upon such dissolution, liquidation or winding-up, if any, our remaining net assets will be distributed to the holders of shares of common stock and the holders of shares of any other class or series ranking equally with the shares of common stock upon such dissolution, liquidation or winding-up, equally on a per-share basis. The voting, dividend and liquidation rights of the holders of our common stock are subject to and qualified by the rights of the holders of any then outstanding preferred stock.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each class or series, which may be greater than the rights of our common stock.

The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of us or other corporate action.

No shares of preferred stock are currently outstanding.

Anti-Takeover Effects of Delaware Law and Provisions of our Certificate of Incorporation and Bylaws

Certain provisions of the DGCL and of our certificate of incorporation and bylaws could have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

●	at or after the time the stockholder became interested, the business combination was approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Board Composition and Filling Vacancies

Our directors are elected annually and our board of directors is not classified. Subject to applicable law and the rights of holders of any series of preferred stock to elect additional directors or fill vacancies in respect of such directors, vacancies and newly created directorships may be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by stockholders.

No Written Consent of Stockholders

Our certificate of incorporation provides that stockholders may only take action at an annual or special meeting of stockholders and may not act by written consent.

Meetings of Stockholders

Our certificate of incorporation provides that only the chairperson of our board of directors, our chief executive officer or our board of directors by majority vote may call special meetings of stockholders.

Advance Notice Requirements

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendment to our Certificate of Incorporation and Bylaws

The DGCL generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote thereon is required to amend a corporation’s certificate of incorporation, unless the corporation’s certificate of incorporation requires a greater percentage. Our board of directors is expressly authorized to adopt, amend or repeal our bylaws without the assent or vote of stockholders, and our stockholders do not have the power to adopt, amend or repeal our bylaws.

Choice of Forum

Our certificate of incorporation generally provides that, unless we consent in writing to the selection of an alternative forum, (i) the Court of Chancery of the State of Delaware and any appellate court therefrom shall be the sole and exclusive forum for specified claims or causes of action under Delaware statutory or common law, and (ii) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Transfer Agent

The transfer agent for our common stock is Equiniti Trust Company, LLC.